SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

RTI International Metals, Inc.

(Name of Subject Company and Filing Person (issuer) and Name of Filing Person (offeror))

3.000% Convertible Senior Notes due 2015

(Title of Class of Securities)

74973WAA5

(CUSIP Number of Class of Securities)

Audrey Strauss, Esq.

Executive Vice President, Chief Legal Officer and Secretary

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2731

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$115,172,136	$13,383.00

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.000% Convertible Senior Notes due 2015 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of July 22, 2015, there was $114,381,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $115,172,136.
(2)	The amount of the filing fee equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of December 14, 2010 (the “Base Indenture,” and as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of December 14, 2010 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of May 30, 2012 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of April 17, 2013 (the “Third Supplemental Indenture”), and the Fourth Supplemental Indenture, dated as of July 23, 2015 (the “Fourth Supplemental Indenture”), the “Indenture”), among RTI International Metals, Inc. (the “Company” or “RTI”), the subsidiary guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and, with respect to the Fourth Supplemental Indenture, Alcoa Inc. (“Alcoa”), relating to the 3.000% Convertible Senior Notes due 2015 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on August 24, 2015, the “Fundamental Change Purchase Date,” pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Purchase dated July 24, 2015 (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

Holders may tender their Notes until 5:00 p.m., New York City time, on August 21, 2015.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Company Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Fundamental Change Company Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is RTI International Metals, Inc., an Ohio corporation. RTI is a leading producer and global supplier of titanium mill products, and a manufacturer of fabricated titanium and specialty metal components for the international aerospace, defense, energy, medical device, and other consumer and industrial markets. RTI first became publicly traded on the New York Stock Exchange in 1990 under the name RMI Titanium Co. and the symbol “RTI,” and was reorganized into a holding company structure in 1998 under the name RTI International Metals, Inc.

RTI is a wholly-owned subsidiary of Alcoa and is organized under the laws of the State of Ohio. RTI’s principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Fifth Floor, Pittsburgh, Pennsylvania 15108-2973 and its telephone number is (412) 893-0026.

(b) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes” of the Fundamental Change Company Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2.4 — Market for the Notes and the Shares of Parent Common Stock” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Company Notice is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the sections entitled “Summary Term Sheet,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2 — Information Concerning the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 3 — Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 4 — Right of Withdrawal,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 11 — Certain United States Federal Income Tax Consequences” of the Fundamental Change Company Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted in the information set forth in the sections entitled “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 10 — Purchases of Notes by the Company and Its Affiliates” of the Fundamental Change Company Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 2.1 — The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 6 — Notes Acquired or Converted,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 7 — Plans or Proposals of the Company” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Purchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 5 — Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Company Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” the Fundamental Change Company Notice is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 13 — No Solicitations” of the Fundamental Change Company Notice is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Purchase Right is not subject to any financing conditions and the Purchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Purchase Right is not subject to any financing conditions and the Purchase Right applies to all outstanding Notes.

Item 11.	Additional Information.

(a) The information set forth in “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 1 — Information Concerning the Company,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Purchase Right and Make-Whole Conversion Right — Section 12 — Additional Information” of the Fundamental Change Company Notice is incorporated herein by reference.

(b) The information set forth in the Fundamental Change Company Notice is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated July 24, 2015.

(a)(5)*	Press Release, dated July 24, 2015.

(b)	Not applicable.

(d)(1) †	Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors that become party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(2) †	First Supplemental Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(3) †	Second Supplemental Indenture, dated as of May 30, 2012, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed on August 6, 2012).

(d)(4) †	Fourth Supplemental Indenture, dated as of July 23, 2015, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto, Alcoa Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 23, 2015).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RTI International Metals, Inc.

By:	/s/ Max W. Laun
Max W. Laun
President

Dated: July 24, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated July 24, 2015.

(a)(5)*	Press Release, dated July 24, 2015.

(b)	Not applicable.

(d)(1) †	Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors that become party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(2) †	First Supplemental Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(3) †	Second Supplemental Indenture, dated as of May 30, 2012, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed on August 6, 2012).

(d)(4) †	Fourth Supplemental Indenture, dated as of July 23, 2015, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto, Alcoa Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 23, 2015).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Filed herewith.